Exhibit 99.5

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our Firm under the caption “Interests of Experts”, which appears in the Annual Information Form in Exhibit 99.1 and to the use in this Annual Report on Form 40-F of our reports dated March 5, 2026, with respect to the consolidated statement of financial position of BCE Inc. (the “Company”) as of December 31, 2025 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2025 and the effectiveness of internal control over financial reporting of the Company as of December 31, 2025.

We also consent to the incorporation by reference of the above-mentioned reports in the following Registration Statements of the Company:

1.Form S-8 nos. 333-12780, 333-12802 and 333-293345
2.Form F-10 nos. 333-279247, 333-279247-01, 333-284730 and 333-284730-01
3.Form F-3 no. 333-12130
4.Form F-3D no. 333-283289

/s/ Ernst & Young LLP

Montreal, Canada
March 6, 2026